Form 4
Statement of changes in beneficial ownership.

1.	Name and address of reporting person:
	Mark S. Scales
	1536 Beech Street
	Terre Haute, IN  47804

2.	Issuer name and ticker or trading symbol:
	General Housewares Corp. (GHW)

4.	Statement for month/year:
	August 1998

6.	Relationship of reporting person to issuer:
	Officer - V.P. Finance & Treasurer

TABLE I

1.	Title of security:
	Common Stock

2.	Transaction date:
	August 5, 1998

3.	Transaction code:
	A

4.	Securities Acquired (A) or Disposed of (D)
	30,000* (A)

* Restricted stock certificate issued for no cash consideration pursuant to Issuer's 1997 Key Employees' Incentive Stock Plan approved by stockholders. The acquisition of the stock is exempt pursuant to Rule 16b-3. The restricted period shall end with respect to specified numbers of shares on or before January 1, 2002.

5.	Amount of securities beneficially owned at end of month:
	32,761 (D)  Price*
	1,780.650 (I)**  Price $7.988 - $10.625
	500(I)***

7.	Nature of Indirect Beneficial Ownership

**Acquired on a periodic basis by the trustee of the Issuer's
Employee Stock Purchase Plan.  Represents shares acquired through
6/30/98, the latest date for which information is available.

***Shares owned by the Karen K. Scales Company

TABLE II

1.	Title of Derivative Security
Option (Right to Buy)

9.	Number of Derivative Securities Beneficially Owned at End of
Month
20,000

/s/	Mark S. Scales
	September 9, 1998


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